February 19, 2015	News Release 15-04
SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2014 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the fourth quarter and year ended December 31, 2014.

“2014 was a transformational year for Silver Standard with the acquisition of the Marigold mine,” said John Smith, President and CEO. “The transaction added a quality, long-life mine to our portfolio, doubling our production and improving cash flow. Our track record of delivery continued in 2014 with both Pirquitas and Marigold exceeding plan and, importantly, with lower cost profiles. We enter 2015 well-positioned to create value with a great management team, a strong balance sheet, and an appetite and capability for further growth.”

Fourth Quarter and Full-Year 2014 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Acquired the Marigold mine: Purchased the Marigold mine for $268 million on April 4, 2014, generated $38.8 million of income from mine operations in the first nine months of ownership.

▪	Delivered lower cost profile

▪
Reported cash costs of $838 per payable ounce of gold sold at the Marigold mine for the period from April to December 2014, at the low end of our cash costs guidance range. Fourth quarter cash costs of $665 per payable ounce of gold sold due to strong production in the period.

▪
Reported 2014 cash costs of $12.08 per payable ounce of silver sold at the Pirquitas mine, in line with the lower end of our 2014 cost guidance. Fourth quarter cash costs at Pirquitas totaled $11.76 per payable ounce of silver sold.

▪	Achieved record production

▪
Produced 129,615 ounces of gold at Marigold from April to December 2014, exceeding our 2014 production guidance which had been previously increased to between 110,000 and 120,000 ounces of gold. Produced 67,113 ounces of gold in the fourth quarter, a quarterly record for the Marigold mine since it commenced production in 1988 and 66% higher than the previous quarter.

▪	Produced record 8.7 million ounces of silver and 30.0 million pounds of zinc in 2014. Achieved production guidance for the third consecutive year demonstrating consistent delivery to plan.

▪	Built strong cash position: $185 million in cash and cash equivalents as at December 31, 2014, an increase of $50 million quarter-on-quarter due to strong production and sales.

▪
Exploration program delivers: 2014 resource development drilling program at the Marigold mine added higher grade Mineral Resources from the 8 South pit area into the resource base, as reported in our release dated December 12, 2014.

▪
Improved underlying performance: Adjusted income before tax of $1.1 million in the fourth quarter of 2014. Adjusted loss after tax for the fourth quarter was $6.3 million or $0.08 per share and for 2014 was $24.2 million or $0.30 per share. During the fourth quarter of 2014, non-cash, pre-tax impairment charge and write-downs of $51.5 million related to Pirquitas were recognized, including $11.3 million stockpiles within fourth quarter cost of sales and income from operations. Reported net loss for 2014 was $126.4 million.

Pirquitas Mine, Argentina

	Three months ended				Total	Total
Operating data	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	2014	2013
Total material mined (kt)	4,208	4,052	4,315	3,816	16,391	17,423
Waste removed (kt)	3,840	3,550	3,831	3,168	14,389	15,958
Strip ratio	10.4	7.1	7.9	4.9	7.2	10.9
Silver mined grade (g/t)	163	167	160	150	159	186
Zinc mined grade (%)	1.94	2.07	1.36	0.97	1.52	2.28
Mining costs ($/t mined)	2.40	2.80	2.93	3.18	2.94	2.88
Ore milled (kt)	406	402	407	372	1,587	1,575
Silver mill feed grade (g/t)	204	213	248	222	221	217
Zinc mill feed grade (%)	2.02	2.19	1.79	1.12	1.79	1.63
Processing cost ($/t milled)	20.09	21.13	23.30	22.46	21.73	24.72
Silver recovery (%)	72.1	74.3	78.7	83.8	77.3	74.9
Zinc recovery (%) (1)	48.9	48.0	43.8	52.6	47.9	48.0

Silver produced ('000 oz)	1,918	2,042	2,551	2,222	8,733	8,216
Zinc Produced ('000 lbs) (1)	8,844	9,319	7,030	4,817	30,010	27,037
Silver sold ('000 oz)	1,596	1,926	1,859	2,764	8,145	8,693
Zinc Sold ('000 lbs) (1)	10,227	5,307	8,062	8,745	32,341	23,524

Realized silver price ($/oz) (2)	20.38	19.89	19.99	17.18	19.15	23.77

Cash costs ($/oz) (2)	12.36	12.18	12.22	11.76	12.08	12.87
Total costs ($/oz) (2)	17.42	16.34	17.11	17.40	17.08	19.68

Financial Data ($000s)
Revenue	33,736	36,261	30,874	40,322	141,193	174,686
Income (loss) from mine operations (3)	5,924	7,758	(308)	(16,010)	(2,636)	5,184
Capital investments	2,514	3,200	2,376	2,033	10,123	28,102
Capitalized deferred stripping	5,580	3,156	4,435	—	13,171	8,817
Exploration expenditures	140	1,125	173	1,284	2,722	2,205

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measure of cost per payable ounce of silver sold and realized silver price to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)
Income (loss) from mine operations for the quarter and year ended December 31, 2014, and the year ended December 31, 2013, includes $11.3 million and $12.2 million, respectively, of write-down of stockpile inventory to its net realizable value.

Mine production

The Pirquitas mine produced 2.2 million ounces of silver during the fourth quarter of 2014, lower than the 2.6 million ounces produced in the third quarter of 2014 due to lower ore milled and mill feed silver grades, which were partially offset by improved recoveries. Mill feed in the fourth quarter was solely from ore mined from the open pit in the period while third quarter silver production benefited from higher grade stockpiled material. In the fourth quarter of 2014, zinc production declined as planned to 4.8 million pounds of zinc in zinc concentrate.

Ore was milled at an average rate of 4,045 tonnes per day in the fourth quarter. The average silver grade of ore milled was 222 g/t, slightly lower than the 248 g/t reported in the third quarter which benefited from previously mined higher grade stockpiled material. The average recovery rate for silver in the fourth quarter increased to 83.8% from 78.7% in the previous quarter as the mill processed fresh sulphide feed from the open pit and process control improvements positively impacted plant operating performance. Zinc recovery to zinc concentrate was 53%, representing a 21% improvement over the previous quarter, achieved despite a drop in zinc head grade.

During 2014, the mine produced a record 8.7 million ounces of silver, higher than the 8.2 million ounces produced in 2013 primarily due to higher silver recovery in 2014.

In 2014, Pirquitas also produced 30.0 million pounds of zinc in zinc concentrate, a record for the mine, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Mine operating costs

We further advanced our continuous improvement initiatives at the Pirquitas mine after completing a cost restructuring program at the operation through late 2013.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $11.76 per payable ounce of silver sold in the fourth quarter of 2014 compared to $12.22 per payable ounce of silver sold in the third quarter of 2014. Cost of inventory remained similar to the third quarter of 2014 due to higher total spend required to achieve the higher production levels, in part caused by longer hauls, higher fuel consumption and higher mobile maintenance costs.

Cash costs per payable ounce of silver sold in 2014 decreased to $12.08 from $12.87 in 2013 per payable ounce of silver sold, mainly due to higher by-product credits in 2014 than in 2013.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $17.40 per payable ounce of silver sold in the fourth quarter of 2014, slightly above $17.11 per payable ounce of silver sold in the third quarter of 2014 following a reduction in estimated mine life. Depletion, depreciation and amortization was higher on a per ounce sold basis in the fourth quarter of 2014 compared to the third quarter of 2014, whereas the silver export duties were slightly lower than in the previous quarter due to timing of shipments.

Total costs per payable ounce of silver sold in 2014 decreased to $17.08 from $19.68 in 2013 mainly due to asset impairment recorded in the second quarter of 2013 which reduced depreciation being charged.

The Pirquitas mine remains focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

We sold 8.1 million ounces of silver in 2014, compared to 8.7 million ounces in 2013. Sales were lower than in 2013 due to timing of shipments and contractual revenue recognition points. In 2014, we shipped material containing 8.6 million ounces of silver, which met planned inventory levels at site. We also sold 32.3 million pounds of zinc in 2014, well in excess of the 23.5 million pounds sold in 2013, due to the increase in zinc production in 2014.

Silver sales totaled 2.8 million ounces for the quarter, a 49% increase from the third quarter, as higher scheduled shipments reduced inventory levels.

Exploration at Pirquitas

At Pirquitas, we are focused on near-mine exploration to identify additional Mineral Resources to extend the life of current operations.  In support of these activities, we secured access to explore an extensive adjacent property, which increased our land position by 4,417 hectares. We have commenced a field exploration program, which has to date defined several prospective areas with drill targets, located within a three kilometre radius of the active open pit. These targets hold potential for silver-zinc mineralization in open pit and underground configurations.
Initial drill testing on these areas was performed in the fourth quarter of 2014 and we completed 3,117 metres of surface reconnaissance core drilling in 17 drill holes on prospects proximal to our current open pit operations. Results to date from this surface drilling show that two targets outside the San Miguel pit area warrant further assessment as they yielded anomalous silver results. Closer to the San Miguel pit, the Medano target yielded an intersected length of eight metres at a grade of 198 g/t of silver, which will be assessed further from underground.
Resource upgrade drilling also commenced in the San Miguel zone, on the Chocaya and Oploca vein sets, underlying the existing open pit workings. By the end of 2014, we completed five drill holes from existing underground workings, for a total of 1,717 metres. We have intersected multiple sub-parallel vein systems, with grades and mineralized widths in the main veins in line with expectations. Drilling continues and a detailed geotechnical assessment is underway. We are evaluating the option to extend the original drilling program from the planned 4,700 metres. Studies have also commenced to assess the potential for underground, high-grade mill feed from these vein systems and will continue through the first half of 2015.

Marigold mine, U.S.

	Three months ended			Total
Operating data	June 30, 2014	September 30, 2014	December 31, 2014	2014 (1)
Total material mined (kt)	18,338	18,832	18,426	55,596
Waste removed (kt)	15,986	13,821	14,587	44,394
Strip ratio	6.8	2.8	3.8	4.0
Mining cost ($/t mined)	1.70	1.61	1.62	1.64
Total ore stacked (kt)	2,352	5,011	3,839	11,202
Gold stacked grade (g/t)	0.34	0.53	0.84	0.60
Processing cost ($/t processed)	1.59	0.86	1.06	1.08
Gold recovery (%)	73.0	73.0	73.0	73.0

Gold produced (oz)	22,060	40,442	67,113	129,615
Gold sold (oz)	21,990	38,245	68,748	128,983

Realized gold price ($/oz) (2)	1,285	1,267	1,200	1,234

Cash costs ($/oz) (2)	1,103	997	665	838
Total costs ($/oz) (2)	1,135	1,095	778	933

Financial data ($000s)
Revenue	28,026	48,395	82,508	158,929
Income from mine operations	3,264	6,566	29,006	38,836
Capital investments	2,296	4,486	4,375	11,157
Capitalized deferred stripping	7,611	2,144	19,127	28,882
Exploration expenditures (3)	458	796	3,224	4,478

(1)
Data presented in this table is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(2)
We report the non-GAAP financial measure of cost per payable ounce of gold sold and realized gold price to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

We produced 67,113 gold ounces in the fourth quarter of 2014, 66% higher than the third quarter production of 40,442 ounces. As planned, mined material through late third quarter and in the fourth quarter was primarily from the higher grade lower benches of the Mackay Phase 1 pit, leading to increased ounces stacked on the leach pads through this period.

A total of 18.4 million tonnes of material were mined in the fourth quarter of 2014, compared to 18.8 million tonnes mined in the third quarter. Approximately 3.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.84 g/t, which represents approximately 75,600 recoverable ounces of gold stacked during the quarter. This compares to 5.0 million tonnes of ore delivered to the heap leach pads at a grade of 0.53 g/t in the third quarter of 2014, representing approximately 62,500 recoverable ounces of gold. Grade mined in the fourth quarter was 59% higher than the third quarter. Stripping of the next phase of the Mackay pit commenced in the fourth quarter, leading to an expected increase in the strip ratio in the quarter.

Gold production for the nine months ending December 31, 2014, totaled 129,615 ounces. This was above plan due to a strong fourth quarter performance as the lower benches of Mackay Phase 1 pit delivered more ore at higher grade than expected.

During the period from acquisition to the end of 2014, the mine moved 55.6 million tonnes of material, of which 11.2 million tonnes of ore were delivered to the leach pads at a gold grade of 0.60 g/t. The average strip ratio was 4.0 over this period.

Mine operating costs

Cash costs, which include all costs of inventory, refining costs and royalties, were $665 per payable ounce of gold sold in the fourth quarter of 2014, compared to $997 per payable ounce of gold sold in the third quarter of 2014, the reduction resulting from a higher number of ounces produced in the period. Cash costs declined as expected during the period from acquisition to December 31, 2014, due to the planned production profile and were $838 per payable ounce of gold sold for the period, at the lower end of our guidance range.

Total costs, which include depreciation, depletion and amortization, were $778 per payable ounce of gold sold in the fourth quarter of 2014, compared to $1,095 per payable ounce of gold sold in the third quarter of 2014.

Cash costs since acquisition were impacted by the fair value attributed to the acquired leach pad inventory as part of the purchase price allocation required under IFRS. The entire value attributed to leach pad inventory was considered as a cash component with no allocation to previously incurred depreciation.

In the period from acquisition to December 31, 2014, total costs were $933 per payable ounce of gold sold with site operating costs at similar levels as the third quarter of 2014. Depreciation, depletion and amortization was higher in the third quarter as the initial inventory acquired did not include any depreciation. As a result, this non-cash component increased over the prior quarter, however, by the year end it was at normalized levels as depreciation was charged to inventory.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

A total of 68,748 ounces of gold was sold at an average price of $1,200 per ounce during the fourth quarter of 2014, an increase of 80% from the 38,245 ounces of gold sold at an average price of $1,267 per ounce during the third quarter of 2014. The increase in sales was a function of increased gold production. In the period from acquisition to December 31, 2014, a total of 128,983 ounces of gold was sold at an average price of $1,234 per ounce.

Exploration

By the end of 2014, under our exploration drill program at Marigold, we had completed a total of 21,653 metres in 116 reverse circulation drill holes on gold oxide targets in the Mackay, Hercules, 5 North and 8 South areas. A total of 81% of those drill holes reported mineralized intercepts above our Mineral Resource cut-off criteria. Positive drill results added higher grade Mineral Resources to the 8 South pit area as reported in our release dated December 12, 2014. These Mineral Resources have been included in our updated Mineral Resources estimate as at December 31, 2014.

We have continued exploration in the 8 South area into 2015 and continue to see positive results from this higher-grade mineralized area. A recently completed drill hole MR-6034 intersected a down-hole interval of 91.4 metres grading at 2.4 g/t gold from a starting depth of 140 metres, including a higher grade interval of 36.5 metres grading at 5.8 g/t gold.  This hole was drilled within the Mineral Resource announced on December 12, 2014, and reported as at December 31, 2014, and will positively impact the grade of estimated blocks proximal to the hole.
The deep sulphide exploration project seeks to evaluate the potential for a high-grade underground mineral deposit at Marigold. In the fourth quarter of 2014, we completed one core drill hole to 1,235 metres depth and two more were in progress at December 31, 2014, for a total of 2,829 metres drilled. Drill results have confirmed the existence of permissive rock units underlying the oxide-ore bearing Valmy formation currently being mined. Geological and structural assessment will continue through next year, with three further deep core drill holes planned for 2015.

Outlook

This section of the news release provides management's production and cost estimates for 2015. Major capital, exploration expenditures and development are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2015, we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	160,000 - 175,000
Silver Production	Moz	9.0 - 10.0	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash cost per payable ounce sold (1)	$/oz	11.50 - 12.50	725 - 800
Capital Expenditures	$M	10	20
Capitalized Stripping Costs	$M	—	25

(1)
We report the non-GAAP financial measure of cost per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

At the Pirquitas mine, silver production is expected to increase over 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit with stable cash costs per payable ounce of silver sold. Capital expenditures of $10 million in 2015 consist principally of mine and plant capital spares and initial work on the stage 5 tailings dam.

Our gold production from the Marigold mine is expected to increase due to full year ownership of the asset. Production is expected to be strongest in the first and fourth quarters of 2015 as a strong end to 2014 carries into the first quarter of 2015 and mining progresses into lower areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million in 2015 include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.

Exploration expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on surface and underground drilling proximate to the Pirquitas mine and $3.5 million of resource delineation drilling at Marigold. Property holdings are being maintained in good standing with limited activities expected at Pitarrilla, while expenditures at San Luis will be conditional upon successful community agreements.

Financial Results

Mine Operations

▪
Revenues were $300.1 million in the year ended December 31, 2014, compared to $174.7 million in the year ended December 31, 2013. Cost of sales was $263.9 million, including $41.4 million non-cash depletion, depreciation and amortization, $7.9 million export duty accrual and $11.3 million write-down of low grade inventory, in the year ended December 31, 2014. This compares to a cost of sales of $169.5 million, including non-cash depletion, depreciation and amortization of $41.8 million, $13.2 million export duty accrual and inventory write-down of $12.2 million, in the year ended December 31, 2013.

▪	Income from mine operations was $36.2 million in the year ended December 31, 2014, compared to $5.2 million in the year ended December 31, 2013.

Net and Adjusted Income

▪
Net loss of $126.4 million, or $1.57 per share, including $51.7 million asset impairments and write-downs, in the year ended December 31, 2014. This compares to net loss of $230.0 million, or $2.85 per share, including $225.7 million asset impairments and write-downs, in the year ended December 31, 2013.

▪
Adjusted net loss of $24.2 million, or $0.30 per share, in the year ended December 31, 2014 compared to an adjusted net loss of $47.4 million, or $0.59 per share, in the year ended December 31, 2013 (1).

Liquidity

▪
Cash and cash equivalents were $184.6 million at December 31, 2014, compared to $415.7 million as of December 31, 2013. Working capital was $368.9 million at December 31, 2014, compared to $577.3 million at December 31, 2013.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management's discussion and analysis of the financial position and results of operations for the year ended December 31, 2014 (“MD&A”) and our audited consolidated financial statements for the years ended December 31, 2014 and December 31, 2013.

	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Revenue	122,830	49,026	300,122	174,686
Income from mine operations	12,996	3,985	36,200	5,184
Operating loss	(41,318)	(6,837)	(52,497)	(244,154)
Net income (loss) for the period	(86,222)	36,212	(126,393)	(230,016)
Basic earnings (loss) per share	(1.07)	0.57	(1.57)	(2.85)
Adjusted income (loss) before tax [1]	1,118	(8,071)	(18,298)	(46,895)
Adjusted net income (loss) [1]	(6,307)	15,433	(24,183)	(47,386)
Adjusted basic income (loss) per share [1]	(0.08)	0.19	(0.30)	(0.59)
Cash generated by operating activities	64,672	10,281	68,833	(14,034)
Cash generated by (used in) investing activities	(19,737)	16,329	(298,700)	(43,079)
Cash generated by financing activities	5,922	—	5,922	118,160

Financial Position	December 31, 2014		December 31, 2013
Cash and cash equivalents	184,643		415,657
Current assets - total	491,818		681,469
Current liabilities - total	122,870		104,124
Working capital	368,948		577,345
Total assets	986,249		1,032,735

(1)	We report non-GAAP measures, including adjusted income before- and after-tax, to manage and evaluate our operating performance. See “Cautionary Note Regarding Non-GAAP Measures”.

Principal Projects

Pitarrilla, Mexico

Towards the end of 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which had a significant impact on this project. On February 14, 2014, we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights could not be secured.  Our ability to secure water rights is currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico. As a result of these changes, we have limited project activities at Pitarrilla. In light of the foregoing, we have reclassified the Mineral Reserves at Pitarrilla project to Mineral Resources.

Expenditures at the Pitarrilla project during 2014 were $3.9 million, compared to $9.5 million in 2013. Project activities during 2014 were limited to surface rights acquisition, review of alternative development options and brownfields exploration activities on our land holdings adjacent to the Pitarrilla project.

The project remains an important development asset in our portfolio with significant Mineral Resources of silver, lead and zinc. We will continue to meet our community and other commitments.

San Luis, Peru

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the mining project requires land access negotiations to be completed with both communities.

In the fourth quarter of 2014 we experienced continued delay in a continuing dialogue with Ecash community. Furthermore, discussions with the Cochabamba community concerning access for exploration activities, prompted us to deliver notice on our land access agreements with the Cochabamba community. We are pursuing revised agreements with Cochabamba that provide for a balanced and sustainable relationship between the parties. We continue to seek re-engagement opportunities with the Ecash community. Community elections for both the Ecash and Cochabamba community official representatives were held recently, and this provides an opportunity to re-open meaningful discussions going into the first half of 2015.
Expenditures at our wholly-owned San Luis project during 2014 amounted to $5.5 million compared to $6.4 million in 2013. San Luis remains a high value development asset in our portfolio and we continue to pursue community agreements to enable the project to advance.

Mineral Reserves and Mineral Resources

At December 31, 2014, Proven and Probable silver Mineral Reserves totaled 48.0 million ounces and Proven and Probable gold Mineral Reserves totaled 2.61 million ounces. Mineral Reserves estimates for the Pirquitas and Marigold mines have been determined based on prices of $19.00 per ounce of silver and $1,200 per ounce of gold, respectively. These price levels are below those used to determine our Mineral Reserves estimate for the Pirquitas mine as at December 31, 2013 and in our Marigold NI 43-101 Technical Report, reflecting our focus on margin.
At Pirquitas, silver Mineral Reserves declined by 27.6 million ounces compared to our estimate as at December 31, 2013 principally due to mining depletion and silver price reduction. Exploration activities are focused on conversion of the underground Mineral Resources to Mineral Reserves and drill testing regional targets to add Mineral Resources.

At Marigold, gold Mineral Reserves increased from the estimate published in our NI 43-101 Technical Report by 0.2 million ounces to 2.3 million ounces as Mineral Reserves added more than offset mining depletion and gold price reduction. A brownfields exploration program is underway at Marigold, focused on expanding the mineralization intersected recently in the 8 South pit area and also developing other similar areas with potential for near-surface higher-grade oxides.

We have reclassified the Mineral Reserves at the Pitarrilla project to Mineral Resources due to the prevailing metal price environment, increased Mexican royalty and tax burden, and regulatory delays. The Pitarrilla project remains part of our substantial Mineral Resources inventory and is an important development asset within our portfolio.
Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 944.5 million ounces of silver and 5.15 million ounces of gold at December 31, 2014. Four early stage projects, Candelaria, San Marcial, Maverick Springs and Sunshine Lake, have not been included in our statement of Mineral Resources, but these projects remain part of our exploration portfolio. At December 31, 2014, Inferred Mineral Resources totaled 88.1 million ounces of silver and 0.45 million ounces of gold.
Details on Mineral Reserves and Mineral Resources by project including tonnes, grades, ounces and notes, are presented in the table below.

Mineral Reserves and Resources

(As of December 31, 2014)

	Location	Tonnes	Silver	Gold	Lead	Zinc	Copper	Silver	Gold
		millions	g/t	g/t	%	%	%	million oz	million oz

MINERAL RESERVES:

Proven Mineral Reserves
San Luis	Peru	0.06	604.5	28.3				1.1	0.05
Total								1.1	0.05

Probable Mineral Reserves
Pirquitas	Argentina	5.37	220.10			0.47		38.0
Pirquitas Stockpiles	Argentina	0.64	136.52			0.62		2.8
Marigold	U.S.	138.60		0.49					2.20
Marigold Leach Pad Inventory	U.S.								0.12
San Luis	Peru	0.45	426.20	16.70				6.1	0.24
Total								46.9	2.56

Total Proven and Probable Mineral Reserves
Pirquitas	Argentina	5.37	220.10			0.47		38.0
Pirquitas Stockpiles	Argentina	0.64	136.52			0.62		2.8
Marigold	U.S.	138.60		0.49					2.20
Marigold Leach Pad Inventory	U.S.								0.12
San Luis	Peru	0.51	447.18	18.06				7.2	0.29
Total Proven and Probable								48.0	2.61

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Pitarrilla	Mexico	20.30	95.40					62.3
San Luis	Peru	0.06	757.60	34.30				1.3	0.06
Total								63.6	0.06

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Pirquitas	Argentina	11.65	183.0			0.53		68.7
Pirquitas UG	Argentina	4.37	176.1			4.34		24.7
Pirquitas Stockpiles	Argentina	1.20	111.0			0.99		4.4
Marigold	U.S.	250.90		0.51					4.04
Marigold Leach Pad Inventory	U.S.								0.12
Pitarrilla - Ag	Mexico	240.00	81.9					632.2
Pitarrilla - Pb/Zn	Mexico	260.30			0.32	0.72
San Luis	Peru	0.43	555.0	20.80				7.7	0.29
Diablillos	Argentina	21.60	111.0	0.90				77.1	0.64
Berenguela	Peru	15.60	132.0				0.92	66.1
Total								880.9	5.09

Measured and Indicated Mineral Resources (inclusive of Reserves)
Pirquitas	Argentina	11.65	183.0			0.53		68.7
Pirquitas UG	Argentina	4.37	176.1			4.34		24.7
Pirquitas Stockpiles	Argentina	1.20	111.0			0.99		4.4
Marigold	U.S.	250.90		0.51					4.04
Marigold Leach Pad Inventory	U.S.								0.12
Pitarrilla - Ag	Mexico	260.30	83.0					694.5
Pitarrilla - Pb/Zn	Mexico	260.30			0.32	0.72
San Luis	Peru	0.48	578.1	22.40				9.0	0.35
Diablillos	Argentina	21.60	111.0	0.90				77.1	0.64
Berenguela	Peru	15.60	132.0				0.92	66.1
Total Measured and Indicated								944.5	5.15

Inferred Mineral Resources
Pirquitas UG	Argentina	2.85	174.0			3.61		15.9
Marigold	U.S.	18.20		0.44					0.26
Pitarrilla	Mexico	22.10	62.1		0.21	0.49		44.1
San Luis	Peru	0.02	270.1	5.60				0.2
Diablillos	Argentina	7.20	27.0	0.80				6.3	0.19
Berenguela	Peru	6.00	111.7				0.74	21.6
Total Inferred								88.1	0.45

Notes to Mineral Reserves and Mineral Resources Table:
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimates of Mineral Reserves and Mineral Resources for each property other than the Pirquitas mine and the Marigold mine have been reviewed and approved by Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and our employee.

Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources and Mineral Reserves figures have some rounding applied. Exact totals can be found in the corresponding technical report for each property. All ounces reported herein represent troy ounces; "g/t" represents grams per tonne.
All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.
Pirquitas

▪
Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2014. Mineral Reserves are presented at a cut-off of $33.26 per tonne net smelter return, using a silver price of $19.00 per ounce and a zinc price of $2,204 per tonne. Mineral Resources for the Cortaderas Area are reported above a cut-off grade of 50 g/t silver; Mineral Resources for the Mining Area (includes San Miguel, Oploca and Potosí zones) are reported at 65 g/t silver constrained to an optimized pit based on current cost and engineering information, using a silver price of $25.00 per ounce and a zinc price of $2,425 per tonne; and Mineral Resources for the underground Mining Area are reported at a cut-off grade of 200 g/t silver. Mineral Resources for the Mining Area are reported inclusive of Mineral Reserves. The Mineral Reserves and Mineral Resources estimates were prepared under the supervision of Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and our employee.

Marigold

▪
Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2014. The Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and our employee, and is presented at a cut-off of 0.065 g/t payable gold grade, using a gold price of $1,200 per ounce. The Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), each of whom is a Qualified Person and our employee. Mineral Resources are presented based on an optimized pit at a cut-off of 0.065 g/t payable gold grade (gold assay factored for recovery, royalty and net proceeds per mineral resource block), using a gold price of $1,500 per ounce.

Pitarrilla

▪	Mineral Resources estimate is reported above a cut-off grade of 30 g/t silver.

San Luis

▪
Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, based on $800 per ounce gold, $12.50 per ounce silver, and recoveries of 94% gold and 90% silver. Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, based on $600 per ounce gold and $9.25 per ounce silver.

Diablillos

▪
Mineral Resources estimate is reported above a recoverable metal value (“RMV”) cut-off value of $10.00 RMV based on metal prices of $11.00 per ounce silver and $700 per ounce gold using metal recoveries of 40% and 65%, respectively.

Berenguela

▪	Mineral Resources estimate is reported above a 50 g/t silver cut-off.

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under NI 43-101 and our Director of Metallurgy. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.
Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities, which is available at www.sedar.com, and included in our Form 40-F filed with the SEC and available on the EDGAR section of the SEC website at www.sec.gov. These documents are also available on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, February 20, 2015, at 11:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 62335351
All other callers:	+1 (404) 537-3406, replay conference ID 62335351

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to successfully integrate announced acquisitions, including the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resource Inc. ("Pretium") and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver and gold sold, realized silver and gold prices per ounce, and adjusted income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.